January 22, 2020
Board of Trustees
CSOP ETF Trust
2801-2803
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Board of Trustees
Pacer Funds Trust
500 Chesterfield Parkway
Malvern, PA 19355

Re:
Agreement and Plan of Reorganization, dated as of January 17, 2020 (the “Agreement”), by and among (i) CSOP ETF Trust, a Delaware statutory trust (“CSOP”), on behalf of its series, the CSOP FTSE China ASO ETF (the “Target Fund”); (ii) Pacer Funds Trust, a Delaware statutory trust (“PFT”), on behalf of its series, the Pacer CSOP FTSE China ASO ETF (the “Acquiring Fund”); and (iii) solely for the purposes of Section 8.2 of the Agreement, Pacer Advisors, Inc., the investment adviser to the Acquiring Fund, and CSOP Asset Management Limited, the investment adviser to the Target Fund.

Ladies and Gentlemen:
You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Target Fund to the Acquiring Fund and the assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”); (2) the distribution of Acquiring Fund Shares to the shareholders of the Target Fund; and (3) followed immediately by the complete liquidation of the Target Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, referred to herein as the “Reorganization”.
In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from CSOP and PFT dated January 22, 2019 (collectively, the “Representation Letters”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts

ROBERT M. ELWOOD ● PARTNER & CHIEF OPERATING OFFICER
1536 James Road ● Ardmore, PA 19003 ● p: 484.477.2729
Practus, LLP ● Robert.Elwood@Practus.com ● Practus.com

relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.
For purposes of this opinion, we have assumed that the Target Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.
Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement, and the Representation Letters, it is our opinion with respect to the Reorganization that:
1.The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.
2.No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
3.No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.
4.No gain or loss will be recognized by the Target Fund upon the distribution of Acquiring Fund Shares to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.
5.The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.
6.The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.
7.No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their shares of beneficial interest of the Target Fund (“Target Fund Shares”) for Acquiring Fund Shares pursuant to Section 354(a) of the Code.
8.The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
9.The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.
10.The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code.
11.The consummation of the Reorganization will not terminate the taxable year of the Target Fund. The part of the taxable year of the Target Fund before the Reorganization and part of the taxable year of the Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.
12.We call to your attention that various regulatory constraints will likely prevent the Target Fund from directly transferring the securities within its portfolio to the Acquiring Fund. Accordingly, we understand that the Target Fund intends to sell all of its assets and transfer the proceeds to the Acquiring Fund, at which time the Acquiring Fund will use the transferred proceeds to repurchase the same or similar securities to those sold by the Target Fund. The Target Fund is expected to recognize taxable gain on the sale of its assets. While the Target may also realize losses on the sale of its assets, to the extend the Acquiring Fund repurchases (or enters into a contract to or option to repurchase) the same shares of stock or securities within a period of 61 days (beginning 30 days before and ending 30 days after the disposition of such securities) any losses by the Target Fund will be disallowed under the “wash sales” rule. If disallowed, such losses will be reflected in an adjustment to the basis of the securities acquired by the Acquiring Fund.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.
This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by CSOP and PFT of their respective undertakings in the Agreement and the Representation Letters.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to PFT, on behalf of the Acquiring Fund, and to CSOP, on behalf of the Target Fund, and may be relied upon only by PFT, CSOP, Target Fund, Acquiring Fund and their shareholders and may not be relied on for any purpose by any other person without our express written consent.
We hereby consent to the references to our Firm and the discussion of this opinion in the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”) under the Proxy Statement/Prospectus headings “Key Information About the Proposed Reorganization” and “Legal Matters.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.  Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ Practus, LLP
Practus, LLP

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